Orbis
Grupa Hotelowa

06019588

Warsaw, 2006-12-11

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 28 2006
WASH. D.C.
210

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 29/2006.
Best regards

PROCESSED
JAN 05 2007
THOMSON
FINANCIAL

Krzysztof Gerula

Vice-President

Current report No. 29/2006

The Management Board of "Orbis" S.A. hereby informs that, considering the current development strategy of the Orbis Hotel Group („Orbis" S.A., Hekon-Hotele Ekonomiczne S.A., UAB Hekon, Orbis Kontrakty Sp. z o.o.), on December 7, 2006 „Orbis" SA and Hekon-Hotele Ekonomiczne S.A.(Companies) executed, with Bank Handlowy w Warszawie S.A, the Contract on Opening and Functional Correlation of Sub-Accounts and Contract concerning Transfer of Receivables from a Credit Line in the Current Account in order to implement the cash pooling system between the Companies.

The cash pooling system will be used when funds available on the bank account of one Company are not sufficient to make planned payments. At the end of the working day, the Bank will transfer balances to the sub-accounts in such a manner so as to clear up the negative balance on the account of one of the Companies with the funds accumulated on the account of the other Company and will transfer payables. At the beginning of the next working day, the above operations will be reversed so as to restore the balances as at the end of the preceding working day. Once a month, the Bank will charge interest on the amount of the negative balance from the account of the Company whose sub-account showed a negative balance in the preceding moth and will pay interest to the Company whose sub-account reflected a positive balance in the preceding month.

Implementation of the cash pooling system will allow to optimize finance costs and expense of the Companies „Orbis" S.A. and Hekon-Hotele Ekonomiczne S.A.. This solution will make it possible to curb the total debt exposure of "Orbis" S.A. by way of limiting the use of external sources of finance (external sources of finance will be used only after the surplus of funds in both Companies has been utilized). This is in line with the adopted development strategy of the Orbis Hotel Group. The objective is to optimize liquidity management in the Companies „Orbis" S.A. and Hekon - Hotele Ekonomiczne S.A.

The above contracts were executed in the following circumstances:

a) "Orbis" S.A. and Hekon-Hotele Ekonomiczne S.A. belong to the same ORBIS Tax Group (information on its registration was promulgated in the gazette *Monitor Sądowy i Gospodarczy* no. 16 of 2006, item 909);
b) under the executed Credit Facility Agreement dated November 10, 2005 (described in the current report no. 36/2005) the debt of „Orbis" S.A. totaled PLN 307,397 thousand as at September 30, 2006.
c) „Orbis" S.A. executed 3 loan agreements with Hekon - Hotele Ekonomiczne S.A. with the total value of PLN 141,620 thousand, disclosed by „Orbis" S.A. in current reports no. 6/2006, 21/2006 and 25/2006.

The contracts implementing the cash pooling system have been concluded for an indefinite term. It is not possible to assess the value of future transactions under the Contract concerning Transfer of Receivables from a Credit Line in the Current Account over the 5-year period because the aggregate value of transactions will equal the sum of payables transferred on individual days of the use of the cash pooling system. The amount of funds used daily within the system will be dependent upon the daily balance on both Companies' accounts over the period of 5 years. It may, however, be assumed that, owing to a long time-span, over the period of 5 years the total value of transactions will exceed 10% of „Orbis" S.A.'s equity that amounted to PLN 1,624,645 thousand as at September 30, 2006 and, therefore, the Contract concerning Transfer of Receivables from a Credit Line in the Current Account meets the conditions of a significant agreement referred to in § 2 section 2 in connection with § 2 section 1 point 51 letter a of the regulation of the Minister of Finance of October 19, 2005 on Current and Periodic Information to Be Published by Issuers of Securities.